Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a reported basis for the periods indicated. Earnings consist of income (loss) from continuing operations plus fixed charges. Fixed charges consist of interest expense and amortization of deferred financing costs. We have calculated the ratio of earnings to fixed charges by adding net income (loss) from continuing operations to fixed charges and dividing that sum by such fixed charges.

RATIO OF EARNINGS TO FIXED CHARGES	Year Ended December 31,
	2000	2001	2002	2003	2004
(Loss) income from continuing operations	$(42,783)	$(16,828)	$1,477	$32,162	$13,467
Interest expense	42,400	33,204	34,381	23,388	44,008
(Loss) income before fixed charges	(383)	16,376	35,858	55,550	57,475
Interest expense	$42,400	$33,204	$34,381	$23,388	$44,008
Total fixed charges	$42,400	$33,204	$34,381	$23,388	$44,008
Earnings / fixed charge coverage ratio	*	*	1.0x	2.4x	1.3x

* Our earnings were insufficient to cover fixed charges by $42,783 and $16,828 in 2000 and 2001 respectively. In addition, our ratio of earnings to fixed charges has been revised to reflect the impact of the implementation of the Statement of Accounting Standard No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets.”